UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐       No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA (Registrant)
Date November 16, 2010	By	/s/ Hendra Purnama
(Signature) Hendra Purnama
Acting VP Investor Relations

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA, Tbk.
NOTICE
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS 2010
(No.285/PR000/COP-A0070000/2010)
Pursuant to Article 12 Paragraph 2 juncto Article 13 Paragraph 2 of the Article of Association of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk, herein after abbreviated as PT TELKOM Indonesia Tbk, further referred to as the “Company”, upon the written request to convene an Extraordinary Shareholders Meeting (“EGMS”) by 1 (one) or more shareholders holding with at least 1/10 (one tenth) of the total shares with legal voting right, the Company hereby announce to the Shareholders that the Company is to hold the EGMS 2010 on:

Day / Date	:	Friday, December 17, 2010.
Time	:	14.00 Jakarta Time
Place	:	The Ritz Carlton Jakarta Pacific Place Ballroom I, 4th Floor, Sudirman Central Business District Jl. Jenderal Sudirman Kav.52-53, Jakarta
Those eligible to attend the EGMS shall be shareholders of the Company whose names are registered at the Company’s Share Register at 16.00 hours Jakarta Time on December 1, 2010
According to the Article 13 Paragraph 5 of the Company’s Article of Association, Shareholder with a minimal ownership of 10% of the total outstanding share with valid voting rights may propose an agenda for the meeting which is expected to be received by November 24, 2010.
Invitation for the Shareholder Meeting shall be announced on December 2, 2010.

Bandung, November 16, 2010
PT TELKOM Indonesia Tbk
Board of Directors